

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 26, 2014

Via E-mail
Rami S. Ramadan
Chief Executive Officer
Trans World Corporation
545 Fifth Avenue, Suite 940
New York, New York 10017

Re: Trans World Corporation
Form 10-K for Fiscal Year Ended December 31, 2013
Filed on March 4, 2014
File No. 000-25244

Dear Mr. Ramadan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2013

Item 7. Management's Discussion and Analysis

Exchange Rates, page 16

1. It appears that your functional currency is the Czech currency because you state that all revenues and expenses, regardless of sources of origin, are recognized in the Czech currency. You also state that revenue generated by your Czech operations is generally denominated in euros. Please explain to us and disclose in the notes to your financial statements as appropriate whether you remeasure euros into Czech currency and record any resulting exchange rate transaction gain or loss and where such gain or loss is reported in your financial statements.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation, page 29

2.   Please state the currency in which the financial statements are presented. Also, disclose your functional currency.

Goodwill, page 30

3.   We note that you disposed of the Rozvadov casino in 2012. This casino appears to have constituted a business that was a portion of the German reporting unit. From your disclosures it does not appear that goodwill associated with this business was included in the carrying amount of the business in determining the gain on its disposal pursuant to ASC 350-20-40-2 and 3. Please advise.

Item 9A. Controls and Procedures

Evaluation of disclosure Controls and Procedures, page 47

4.   Your conclusion regarding the effectiveness of your disclosure controls and procedures appears to be qualified in that it appears to limit the effectiveness solely to the timely alerting of your CEO/CFO to information related to the Company that is required to be included in your reports filed under the Exchange Act. Please represent to us your conclusion in regard to your overall disclosure controls and procedures as fully defined under the Exchange Act. Additionally, revise your disclosure in future filings to conclude on the overall effectiveness of these controls and procedures.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief